

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2016

Via E-Mail
Steven A. Rosenblum
Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, NY 10019

     Re: **Ambac Financial Group, Inc.**
              PREC14A filed April 18, 2016
              PREC14A filed April 15, 2016
              DEFA14A filed April 18, 2016
              File No. 1-10777

Dear Mr. Rosenblum:

The Office of Mergers and Acquisitions has conducted a review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statements listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on April 18, 2016

General

1. We note your statement that "stockholders representing more than 20% of Ambac's stock showed public support for [the appointments of David Herzog and Ian Haft to the Board of Directors]." You have made similar statements in additional soliciting material, including one where you identify Raging Capital as one of the shareholders who has expressed support for the Board and rejected Canyon Capital's nominees.

Revise your proxy statement to clarify:

- Which shareholders have publicly supported your nominees and to describe the context in which they have done so;

- To differentiate between support for the appointments of Messrs. Haft and Herzog versus for all of the Company's director nominees in this proxy contest;

- To clarify whether the 20% figure includes shareholders who are a party to the Support Agreements holding 18.5% of the Company's outstanding shares and who, pursuant to those agreements, are contractually obligated to support the Company's nominees in connection with the settlement agreement with Ambac whereby Messrs. Haft and Herzog were appointed to the Board of Directors;

- To note that the Support Agreements were entered into to settle a proxy contest these shareholders threatened, and that the appointments of Messrs. Herzog and Haft were part of that settlement process; and

- (To the extent that shareholders who have expressed support for the Company's nominees are not contractually bound to do so), to note that shareholders who have expressed support for the Company's nominees may nevertheless revoke any proxies granted to the Company through the meeting date.

2. In additional soliciting materials including a press release dated April 11, 2016, you have made assertions and allusions to an approach by a broker offering to sell Ambac a package of Ambac-insured mortgage backed securities "matching Canyon's publicly disclosed CUSIP numbers and position sizes, at a 17% premium to market value. An attempt we saw as greenmail and immediately rejected out of hand." In its soliciting materials, Canyon has disputed that it was behind such an approach but you have continued to state that there is no other plausible explanation for the offer, given its specificity. Rule 14a-9 prohibits statements in soliciting materials that are unsupported and are therefore misleading. In your revised proxy statement, include disclosure noting (if true) that you have no proof that Canyon was behind this solicitation by the broker and that Canyon has publicly stated it was not. Your revised disclosure should note that Canyon's holdings are public information, such that the "specificity" of the offer for the Company to repurchase would appear not to be indicative of the identity of the party behind it. Include any additional support for the assertions you have made. We may have additional comments.

DEFA14A filed April 18, 2016 – Letter to Stockholders dated April 18, 2016

3. See comment 1 above regarding the need to clarify your statements regarding the support of 20% of Ambac's shareholders. Provide dates and context for the cites for the relevant shareholders on page 3 of the letter to stockholders.

4. You assert that Canyon "is focused on expeditiously monetizing the value of its credit holdings through a liquidation strategy, not on creating value for all stockholders." Please provide support for your assertion that Canyon espouses a "liquidation strategy." Is proxy materials do not support this view. Alternatively, avoid this kind of unsupported allegation in future soliciting materials.

5. On a supplemental basis, provide support for the facts and figures regarding the Company's operational and financial performance included in the letter to stockholders.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions